SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For September 25, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	The Press Release issued on September 25, 2009.

PRESS RELEASE	Amsterdam, 25 September 2009
ING to sell Australian and New Zealand insurance business to ANZ
•	Proceeds on transaction of EUR 1.1 billion; estimated net profit of EUR 300 million

•	Divestment is further step in Back to Basics programme to simplify the Group
ING announced today that it has reached an agreement to sell its life insurance and wealth management venture in Australia and New Zealand to ANZ, its joint venture partner. Under the terms of the agreement, ING will sell its 51% equity stakes in ING Australia and ING New Zealand to ANZ, who now will become the sole owner of these businesses. ING will receive EUR 1.1 billion in cash from ANZ.
Jan Hommen, CEO of ING Group said: “This transaction is another important step in executing our Back to Basics strategy. The sale of our insurance and wealth management operations in Australia and New Zealand is further proof of our determination to simplify the organisation by focusing on fewer, strong franchises that form a coherent group. This shows once more that our continued transformation is well on track.”
The transaction will generate an estimated net profit for ING of EUR 300 million. The cash proceeds and the estimated net profit will improve the debt/equity ratio of ING Insurance by 345 basis points. The transaction is expected to free up EUR 900 million of capital.
ING and ANZ merged their insurance and wealth management operations in Australia and New Zealand in 2002. The operations now employ 2,200 staff in Australia and 500 in New Zealand, offering a comprehensive range of wealth management and insurance products through ANZ bank branches, financial advisers and directly via the internet. ING Australia is the number two life insurer and has a top five position in wealth management, while ING New Zealand has market leading positions in retail fund management, life insurance and real estate.
Hans van der Noordaa, CEO Insurance Europe & Asia/Pacific, commented: “ING Insurance continues to have a strong footprint in Asia in life insurance and retirement services. One of the main objectives of the newly appointed regional CEO of ING Insurance Asia/Pacific, Frank Koster, will be to further develop and grow our Asian insurance businesses, which are active in some of the most attractive growth markets in the region.”
ING remains active in Australia with ING Direct, ING Investment Management, ING Wholesale Banking and ING Real Estate, who are not impacted by this transaction. The deal is subject to regulatory approvals and is expected to be booked and closed in Q4 2009.

Press enquiries
Carolien van der Giessen	Karen Williams
ING Group	ING Asia/Pacific
+31 20 541 6522	+852 9106 1350
Carolien.van.der.Giessen@ing.com	Karen.Williams@ap.ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 110,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H.van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: September 25, 2009